

March 26, 2021

Ian Siegel
Chief Executive Officer
ZipRecruiter, Inc.
604 Arizona Avenue
Santa Monica, CA 90401

     **Re:  ZipRecruiter, Inc.**
         **Amendment No. 1 to Draft Registration Statement on Form S-1**
         **Submitted March 10, 2021**
         **CIK No. 0001617553**

Dear Mr. Siegel:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 25, 2021.

Amendment No. 1 to Draft Registration Statement on Form S-1

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Operating Metrics and Non-GAAP Financial Measures, page 64

1.     We note your response to prior comment 9. Please reconcile your response with your risk factor that states it is important that employers enter into paid time-based job posting plans, renew their plans when the contract term expires, and purchase performance-based services from you. This disclosure seems to indicate that subscriptions renewals are an important aspect of your business. Please advise.

2.     We note your response to prior comment 11. Please revise to disclose the number of

clicks or job applications and the cost-per click or job application for each period presented. Price and volume disclosures such as the number of clicks or job applications and revenue per-click or job application including an analysis of any trends or uncertainties appears to be important information necessary to understanding your results of operations. We refer you to Item 303(a) of Regulation S-K and Section III.B of SEC Release 33-8350.

Quarterly Paid Employers, page 64

3.      Please clarify your response to prior comment 11 that indicates you not classify individual customers as, or track the portion of your business represented by, small-and medium-sized businesses and large enterprise businesses in a formal and consistent manner. Explain in detail how you how track the portion of your business represented by small-and medium-sized businesses and large enterprise businesses, and tell us how management uses this information to manage the business. Describe the dramatically different spend profiles that large enterprise and smaller businesses have over time. Tell us how you define a large enterprise business and small-and medium-sized businesses. In this respect, we note from your website that you define a small-and-medium sized business as 1-5,000 employees and a large enterprise business as 5,000 or more employees.  Tell us the number of paid employers and the associated revenues generated from sales to small-and medium-sized businesses and your large enterprise businesses for each period presented.

Critical Accounting Policies and Estimates
Determination of the Fair Value of Common Stock on Grant Dates, page 87

4.      Please provide us with a breakdown of all equity awards granted to date in fiscal 2020 and leading up to the initial public offering including the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the Company or changes in your valuation assumptions or methodology.

Plan of Distribution, page 145

5.      We note your disclosure that there has not been a sustained recent history of trading of your Class A common stock in a private placement market prior to listing on the NYSE. Please tell us the time periods and trading used to make this determination and whether such determination included all private market trading and private placements/financing rounds involving ZipRecruiter's common stock whether on registered ATSs or other systems) including during first quarter of 2021.  Also, tell us whether such private market trading information was included as part the independent common stock valuation report regarding the fair value per share/stock price that is required to be submitted in accordance with NYSE's direct listing rules.

6.      We note your statement that the company has not engaged the financial advisors to

facilitate or coordinate price discovery activities or sales of the Class A common stock. As this is not a traditional firm commitment IPO, please clarify on whose behalf the financial advisors would be facilitating and coordinating such activities/sales.

7.    Please identify the specific provision of the NYSE direct listing rules that requires the DMM to facilitate an orderly "market" rather than a fair and orderly "opening" for the Class A common shares.  Also, identify the specific rule(s) you are referring to in your statement that the NYSE will consult with Goldman Sachs and J.P. Morgan to effect a fair and orderly opening of your Class A common stock.  In addition, please explain why the financial advisors are obligated to provide the "fair value per share" information to the DMM when the fair value per share (along with the other independent common share valuation report information) is already provided to the NYSE and included in various sections of the prospectus for the direct listing.

Note 2. Basis of Presentation, Principles of Consolidation and Summary of Significant Accounting Policies
Revenue Recognition
Performance-based Revenue, page F-11

8.    Please clarify your response to prior comment 17 that indicates for performance-based revenue contracts, you infrequently exceed the customer's contractual maximum for a recruitment campaign.  Please clarify how infrequently this event occurs.  It appears that this occurrence is a price concession that should result in the transaction price being variable. Please advise of your accounting for providing free products.   We refer you to ASC 606-10-32-5 and 55-45.

Note 16. Income Taxes, page F-33

9.    You disclose as a result of your profitability in 2020 and estimates of future taxable income, you determined that it was more likely than not the deferred tax assets will be realized, and accordingly, released the valuation allowance of $37.7 million against the deferred tax assets during 2020.   Please provide us with a comprehensive explanation as to how you determined it is more likely than not that you will realize the total deferred tax assets.  In this respect, explain the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was appropriate to release these valuation allowances.  In addition, describe the anticipated future trends included in your projections of future taxable income and the amount of pre-tax income that you need to generate to realize these deferred tax assets. We refer you to ASC 740-10-30-16 through 25.

You may contact Joan Collopy at (202) 551-5743 or Elizabeth Sandoe at (202) 551-5736 in our Division of Trading and Markets if you have questions regarding comments appearing under "Plan of Distribution."  You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have

Ian Siegel
ZipRecruiter, Inc.
March 26, 2021
Page 4

questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     Katherine K. Duncan, Esq.